RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES REPORTS SIGNIFICANT RISE IN RESERVES AND RESOURCES

London, United Kingdom, 29 March 2007  -  London and Nasdaq listed gold miner Randgold Resources’ latest resource and reserve declaration, published today as part of its annual report for 2006, shows that the company discovered more than a million new reserve and resource ounces during the past year.

Main contributor to the increase was the company’s Loulo project, where resources rose from 9.93 million ounces to 11.35 million ounces and reserves from 5.59 million ounces to 6.80 million over the last year.  Most of this increase was attributable to the Gara deposit, where the underground reserve was almost trebled through drilling.  The recently identified Faraba satellite target has contributed a new inferred resource of 570 000 ounces.

At the attributable level, measured, indicated and inferred resources rose from 11.67 million ounces at the end of 2005 to 12.55 million, while proven and probable reserves increased from 5.42 million ounces to 6.29 million, net of depletion of some 400 000 ounces by mining through the year.

RESOURCE AND RESERVE DECLARATION (abridged)

MINE/PROJECT	Category	Tonnes (Mt) 2006	Grade (g/t) 2006	Gold (Moz) 2006	Attributable gold (Moz)
MINERAL RESOURCES
Morila					40%
Measured and Indicated		30.04	2.61	2.52	1.01
Inferred		3.09	3.31	0.33	0.13
Loulo					80%
Measured and Indicated		61.77	4.64	9.22	7.37
Inferred		22.77	2.91	2.13	1.70
Tongon					75%
Measured and Indicated
Inferred		35.96	2.69	3.11	2.33
Total Measured and Indicated		91.81	3.98	11.74	8.38
Total Inferred		61.81	2.80	5.57	4.17
ORE RESERVES
Morila
Proved and Probable		26.71	2.49	2.13	0.85
Loulo
Proved and Probable		49.14	4.30	6.80	5.44
Total Proved and Probable		75.85	3.66	8.93	6.29

Since the year-end, ongoing diamond drilling at Gara, up to 400 metres south of the current wireframe, has confirmed the presence of additional high grade gold mineralisation associated with a blind antiformal fold closure of the host quartz tourmaline unit.  Results to date are:

GARA DRILLING RESULTS

Hole No.	From (m)	To (m)	Inter-section width (m)	Estimated true width (m)	Grade (g/t)	Including
LOCP120	757.40	763.20	5.80	4.58	9.16	2.9m @ 16.66g/t from 759.10m
LOCP124	551.75	558.75	7.00	5.35	17.95	1.8m @ 59.56g/t from 556.00m
LOCP125	795.14	806.70	11.56	8.41	1.53
	820.35	826.50	6.15	4.51	11.22
LOCP126	566.25	581.53	15.28	10.81	2.25
including	566.25	571.00	4.75	3.36	5.54	0.83m @ 28.10g/t from 566.25m
	591.80	598.20	6.40	4.53	10.37	1.15m @ 31.90g/t from 592.75m

Drilling continues to further define the dimensions of this high grade payshoot, which is open at depth and along strike.  Once modelling has been completed, the Gara underground mining schedule and design will be reviewed.  Underground development is due to start at Gara in 2009 while the Yalea underground mine will produce its first ore later this year.  The Gara and Yalea open-pit mines have been in operation since the last quarter of 2005.

Chief executive Mark Bristow said the sustained growth in the company’s resource and reserve base showed the success of Randgold Resources’ strategy of creating value through discovery and development.

“Loulo was originally conceived as an open-pit operation with a relatively short life but through continued exploration we have already built it into a truly world class project with a production profile that extends beyond 15 years.  And as the latest drilling results from Gara indicate, there is still a considerable potential for growth at this project,” Bristow said.

“Like our other mine Morila, Loulo is the product of our own exploration efforts.  Because we maintained our investment in exploration through the trough in the gold price cycle, we have been able to build production in time to benefit from the current high price.  The underground mines being developed at Loulo, the tangible upside there and our other projects such as the feasibility-stage Tongon give our continued growth prospects real substance.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288 +44 788 071 1386	+44 791 709 8939	+27 11 728 4701 Cell: +27 83 266 5847 Email: randgoldresources@dpapr.com

Website:  www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM.  Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life.  For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006.  Randgold Resources assumes no obligation to update information in this release.  Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’.  Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.